Filed pursuant to Rule 424(b)(2)

Registration No. 333-209385

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee (1)
Senior Fixed Rate 15-Year Callable Notes due October 31, 2031	$50,000,000	$5,795.00

(1)	Calculated pursuant to Rule 457(r) under the Securities Act of 1933, as amended.

PRICING SUPPLEMENT

(to Prospectus dated February 4, 2016)

$50,000,000

Jefferies Group LLC

Senior Fixed Rate 15-Year Callable Notes due October 31, 2031

We have the right to redeem the notes, in whole or in part, on October 31, 2019. Subject to our redemption right, the amount of interest payable on the notes will be 5.00% per annum. All payments on the notes, including the repayment of principal, are subject to the credit risk of Jefferies Group LLC.

SUMMARY OF TERMS

Issuers:	Jefferies Group LLC and Jefferies Group Capital Finance Inc., its wholly owned subsidiary.

Title of the Series:	Senior Fixed Rate 15-Year Callable Notes due October 31, 2031.

Aggregate principal amount:	$50,000,000. We may increase the aggregate principal amount prior to the original issue date but are not required to do so.

Issue price:	$1,000 per note (100%)

Pricing date:	October 26, 2016

Original issue date:	October 31, 2016 (3 business days after the pricing date)

Maturity date:	October 31, 2031, subject to our redemption right

Interest accrual date:	October 31, 2016

Interest rate:	5.00% per annum

Interest payment period:	Semi-annual

Interest payment dates:	Each April 30 and October 31, beginning April 30, 2017; provided that if any such day is not a business day, the interest payment will be made on the next succeeding business day and no adjustment will be made to any interest payment made on that succeeding business day.

Day-count convention:	30/360

Redemption:	We will have the right to redeem the notes, in whole or in part on October 31, 2019, and pay to you 100% of the stated principal amount per note plus accrued and unpaid interest to, but excluding, the date of such redemption. If we elect to redeem the notes, we will give you notice at least 5 business days before the redemption date.

Optional Redemption Date:	October 31, 2019

Specified currency:	U.S. dollars

CUSIP/ISIN:	47233JAE8

Book-entry or certificated note:	Book-entry

Business day:	New York

Agent:	Jefferies LLC, a wholly-owned subsidiary of Jefferies Group LLC and an affiliate of Jefferies Group Capital Finance Inc. See “Supplemental Plan of Distribution.”

Trustee:	The Bank of New York Mellon

Use of Proceeds:	General corporate purposes

Listing:	None

Conflict of Interest:	Jefferies LLC, the broker-dealer subsidiary of Jefferies Group LLC, is a member of FINRA and will participate in the distribution of the notes being offered hereby. Accordingly, the offering is subject to the provisions of FINRA Rule 5121 relating to conflicts of interest and will be conducted in accordance with the requirements of Rule 5121. See “Conflict of Interest.”

The notes will be our senior unsecured obligations and will rank equally with our other senior unsecured indebtedness.

Investing in the notes involves risks that are described in the “Risk Factors” section beginning on page PS-1 of this pricing supplement.

	PER NOTE	TOTAL
Public Offering Price	100%	$50,000,000
Underwriting Discounts and Commissions	1.5%	$750,000
Proceeds to Jefferies Group LLC (Before Expenses)	98.5%	$49,250,000

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying prospectus and prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We will deliver the notes in book-entry form only through The Depository Trust Company on or about October 31, 2016 against payment in immediately available funds.

Jefferies

Pricing supplement dated October 26, 2016.

You should read this document together with the related prospectus and prospectus supplement,

each of which can be accessed via the hyperlinks below, before you decide to invest.

Prospectus supplement dated February 4, 2016	Prospectus dated February 4, 2016
Prospectus supplement dated August 5, 2016

You should rely only on the information contained in or incorporated by reference in this pricing supplement and the accompanying prospectus and prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this pricing supplement or the accompanying prospectus is accurate as of any date later than the date on the front of this pricing supplement.

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

This pricing supplement and the accompanying prospectus and prospectus supplement contain or incorporate by reference “forward-looking statements” within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are not statements of historical fact and represent only our belief as of the date such statements are made. There are a variety of factors, many of which are beyond our control, which affect our operations, performance, business strategy and results and could cause actual reported results and performance to differ materially from the performance and expectations expressed in these forward-looking statements. These factors include, but are not limited to, financial market volatility, actions and initiatives by current and future competitors, general economic conditions, controls and procedures relating to the close of the quarter, the effects of current, pending and future legislation or rulemaking by regulatory or self-regulatory bodies, regulatory actions, and the other risks and uncertainties that are outlined in our Annual Report on Form 10-K for the fiscal year ended November 30, 2015 filed with the U.S. Securities and Exchange Commission, or the SEC, on January 29, 2016, as amended by our Form 10-K/A, filed with the SEC on March 11, 2016, and in our Quarterly Reports on Form 10-Q for the quarterly periods ended February 29, 2016, May 31, 2016 and August 31, 2016 filed with the SEC on April 8, 2016, July 8, 2016 and October 5, 2016, respectively. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date they are made. We do not undertake to update forward-looking statements to reflect the impact of circumstances or events that arise after the date of the forward-looking statements.

THE NOTES

The notes offered are our debt securities. We describe the basic features of these notes in the sections of the accompanying prospectus called “Description of Securities We May Offer—Debt Securities” and prospectus supplement called “Description of Notes,” subject to and as modified by the provisions described below. All payments on the notes are subject to our credit risk.

PS-ii

RISK FACTORS

In addition to the other information contained and incorporated by reference in this pricing supplement and the accompanying prospectus and prospectus supplement including the section entitled “Risk Factors” in our Annual Report on Form 10-K filed with the SEC on January 29, 2016, as amended by our Form 10-K/A filed with the SEC on March 11, 2016, and in our Quarterly Reports on Form 10-Q filed with the SEC on July 8, 2016 and October 5, 2016, you should consider carefully the following factors before deciding to purchase the notes.

Risks Associated with the Offering

We may redeem the notes, in which case you will receive no further interest payments.

We retain the option to redeem the notes, in whole or in part, on October 31, 2019. It is more likely that we will redeem the notes in whole prior to their stated maturity date to the extent that the interest payable on the notes is greater than the interest that would be payable on our other instruments of a comparable maturity, terms and credit rating trading in the market. If the notes are redeemed, in whole or in part, prior to their stated maturity date, you will receive no further interest payments from the notes redeemed and may have to re-invest the proceeds in a lower rate environment.

The price at which the notes may be resold may be substantially less than the amount for which they were originally purchased.

The price at which the notes may be resold prior to maturity will depend on a number of factors and may be substantially less than the amount for which they were originally purchased. Some of these factors include, but are not limited to: (i) changes in U.S. interest rates, (ii) any actual or anticipated changes in our credit ratings or credit spreads and (iii) time remaining to maturity.

The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.

Assuming no change in market conditions or any other relevant factors, the price, if any, at which Jefferies LLC would be willing to purchase the notes at any time in secondary market transactions will likely be significantly lower than the original issue price, since secondary market prices are likely to exclude commissions paid with respect to the notes and the cost of hedging our obligations under the notes that will be included in the original issue price. The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions. These secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions. In addition, any secondary market prices may differ from values determined by pricing models used by Jefferies LLC, as a result of dealer discounts, mark-ups or other transaction costs.

The notes will not be listed on any securities exchange and secondary trading may be limited.

The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. Jefferies LLC may, but is not obligated to, make a market in the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily, and any redemption by us in part but not in whole may further reduce any liquidity in the notes that may exist at that time. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Jefferies LLC is willing to transact. If at any time Jefferies LLC were not to make a market in the notes, it is likely that there would be no secondary market for the notes. You will have no right to require us to redeem the notes prior to their maturity on October 31, 2031. Accordingly, you should be willing to hold your notes to maturity.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

You should review the discussion in the prospectus supplement under the heading “United States Federal Taxation” which summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the notes.

Prospective purchasers are urged to consult their own tax advisors regarding the federal, state, local and other tax consequences to them of an investment in the notes.

Notwithstanding anything to the contrary contained therein, the discussion contained in the section entitled “United States Federal Taxation” in the accompanying prospectus supplement, insofar as it purports to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitutes the full opinion of Sidley Austin LLP regarding the material U.S. federal tax consequences of an investment in the notes.

SUPPLEMENTAL PLAN OF DISTRIBUTION

Jefferies LLC, the broker-dealer subsidiary of Jefferies Group LLC and an affiliate of Jefferies Group Capital Finance Inc., will act as our Agent in connection with the offering of the notes. Subject to the terms and conditions contained in a distribution agreement between us and Jefferies LLC, the Agent has agreed to use its reasonable efforts to solicit purchases of the notes. We have the right to accept offers to purchase notes and may reject any proposed purchase of the notes. The Agent may also reject any offer to purchase notes. We or Jefferies LLC will pay various discounts and commissions to dealers of $15.00 per note depending on market conditions.

We may also sell notes to the Agent who will purchase the notes as principal for its own account. In that case, the Agent will purchase the notes at a price equal to the issue price specified on the cover page of this pricing supplement, less a discount. The discount will equal the applicable commission on an agency sale of the notes.

The Agent may resell any notes it purchases as principal to other brokers or dealers at a discount, which may include all or part of the discount the Agent received from us. If all the notes are not sold at the initial offering price, the Agent may change the offering price and the other selling terms.

The Agent will sell any unsold allotment pursuant to this prospectus from time to time in one or more transactions in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of time of sale, prices relating to the prevailing market prices or negotiated prices.

We may also sell notes directly to investors. We will not pay commissions on notes we sell directly.

The Agent, whether acting as agent or principal, may be deemed to be an “underwriter” within the meaning of the Securities Act. We have agreed to indemnify the Agent against certain liabilities, including liabilities under the Securities Act.

If the Agent sells notes to dealers who resell to investors and the Agent pays the dealers all or part of the discount or commission it receives from us, those dealers may also be deemed to be “underwriters” within the meaning of the Securities Act.

The Agent is offering the notes, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of legal matters by its counsel, including the validity of the notes, and other conditions contained in the distribution agreement, such as the receipt by the Agent of officers’ certificates and legal opinions. The Agent reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The Agent is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Accordingly, the offering of the notes will conform to the requirements of FINRA Rule 5121. See “Conflict of Interest” below.

The Agent is not acting as your fiduciary or advisor solely as a result of the offering of the notes, and you should not rely upon any communication from the Agent in connection with the notes as investment advice or a recommendation to purchase the notes. You should make your own investment decision regarding the notes after consulting with your legal, tax, and other advisors.

We may deliver the notes against payment therefore in New York, New York on a date that is more than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than three business days from the pricing date, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Jefferies LLC and any of our other broker-dealer affiliates may use this pricing supplement, the prospectus and the prospectus supplement for offers and sales in secondary market transactions and market-making transactions in the notes. However, they are not obligated to engage in such secondary market transactions and/or market-making transactions. Our affiliates may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

CONFLICT OF INTEREST

Jefferies LLC, the broker-dealer subsidiary of Jefferies Group LLC, is a member of FINRA and will participate in the distribution of the notes. Accordingly, the offering is subject to the provisions of FINRA Rule 5121 relating to conflicts of interests and will be conducted in accordance with the requirements of Rule 5121. Jefferies LLC will not confirm sales of the notes to any account over which it exercises discretionary authority without the prior written specific approval of the customer.

LEGAL MATTERS

In the opinion of Sidley Austin LLP, as counsel to the issuers, when the notes offered by this pricing supplement have been executed and issued by the issuers and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of the issuers, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York, the General Corporation Law of the State of Delaware and the Delaware Limited Liability Company Act as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated October 5, 2016, which has been filed as Exhibit 5.1 to the Company’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on October 5, 2016.

EXPERTS

The financial statements of Jefferies Group LLC and its subsidiaries (Successor company) as of November 30, 2015 and November 30, 2014 and for the years ended November 30, 2015 and November 30, 2014, and the nine months ended November 30, 2013, and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) as of November 30, 2015 incorporated herein by reference to the Annual Report on Form 10-K and the financial statement schedules on Form 10-K/A for the years ended November 30, 2015 and November 30, 2014, and the nine months ended November 30, 2013, have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Jefferies Group, Inc. and its subsidiaries (Predecessor company) for the three months ended February 28, 2013 incorporated herein by reference to the Annual Report on Form 10-K and the financial statement schedules on Form 10-K/A for the three months ended February 28, 2013 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Jefferies Loancore LLC for the year ended November 30, 2015, incorporated herein by reference to Jefferies Group LLC’s Annual Report on Form 10-K for the year ended November 30, 2015, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Jefferies Finance LLC and Subsidiaries, incorporated in this Prospectus by reference from Jefferies Group LLC’s Annual Report on Form 10-K for the year ended November 30, 2015, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

$50,000,000

Jefferies Group LLC

Senior Fixed Rate 15-Year Callable Notes due October 31, 2031

PRICING SUPPLEMENT

October 26, 2016